October 1, 2018

Janelle D'Alvise
President and Chief Executive Officer
Acasti Pharma Inc.
545 Promenade du Centropolis, Suite 100
Laval, Qu bec, Canada H7T 0A3

       Re: Acasti Pharma Inc.
           Post-effective Amendment No. 1 to
           Registration Statement on Form F-1
           Filed September 21, 2018
           File No. 333-220755

Dear Ms. D'Alvise:

       We have reviewed your post-effective amendment and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments.

Post-effective Amendment to Form F-1

General

1. We note that you have omitted substantially all of the disclosure required by Part I of
       Form F-1 in this post-effective amendment to your registration statement on Form F-1.
       Please amend to include all of the disclosures required by Part I. Refer to Rule 472(b) of the Securities Act of 1933, as amended.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Janelle D'Alvise
Acasti Pharma Inc.
October 1, 2018
Page 2

       Please contact Dorrie Yale at 202-551-8776 or Erin Jaskot at 202-551-3442 with any questions.



                                                          Sincerely,
FirstName LastNameJanelle D'Alvise
                                                          Division of
Corporation Finance
Comapany NameAcasti Pharma Inc.
                                                          Office of Healthcare
& Insurance
October 1, 2018 Page 2
cc:       Jason Comerford
FirstName LastName